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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

December 20, 2018

Dear Sir/ Madam,

Sub: Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015- Change in Key Managerial Personnel

This is it to inform you that the Board of Directors in their meeting held on Thursday, December 20, 2018 has considered and approved the following changes in the Key Managerial Personnel ("KMP") of the Company:

(i) Appointment of Nilanjan Roy as the Chief Financial Officer and KMP with effect from March 1, 2019.

(ii) Jayesh Sanghrajka will resume his responsibilities as Deputy CFO, effective March 1, 2019.

In this regard, please find enclosed the press release titled **"Infosys Appoints Nilanjan Roy as CFO".**

For your information and records, please.

Thanking you,

Yours Sincerely,
For **Infosys Limited**

A. G. S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

PRESS RELEASE

Infosys Appoints Nilanjan Roy as CFO

Bengaluru - December 20, 2018: Infosys (NYSE: INFY), a global leader in next-generation digital services and consulting, today announced that its Board of Directors has appointed Nilanjan Roy as Chief Financial Officer (CFO) of the Company, effective March 1, 2019.

Commenting on the appointment, **Salil Parekh, CEO & MD, Infosys** said, "We are delighted to announce that Nilanjan will join Infosys as our CFO. He comes to us with extensive and rich global experience. We would like to express our deep appreciation to Jayesh Sanghrajka for taking charge as interim CFO and thank him for ably executing this very important responsibility."

Nilanjan Roy joins Infosys from Bharti Airtel where he holds the position of Global Chief Financial Officer. Nilanjan has spent the last 13 years with Bharti Airtel, prior to which he worked for 15 years with Unilever across their global operations. He is a Bachelor of Commerce (Hons.) from the University of Delhi and is a Chartered Accountant.

Jayesh Sanghrajka will resume his responsibilities as Deputy CFO, effective March 1, 2019.

About Infosys

Infosys is a global leader in next-generation digital services and consulting. We enable clients in 45 countries to navigate their digital transformation. With over three decades of experience in managing the systems and workings of global enterprises, we expertly steer our clients through their digital journey. We do it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our always-on learning agenda drives their continuous improvement through building and transferring digital skills, expertise, and ideas from our innovation ecosystem.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental

fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2018. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

Media Contacts

Asia Pacific
Sarah Gideon
Infosys, India
+91 80 4156 5007
Sarah_Gideon@infosys.com

EMEA
Dena Tahmasebi
Infosys, Europe
Phone: +44 (0)2075162748
Dena.Tahmasebi@infosys.com

Americas
Chiku Somaiya
Infosys, USA
+1 408 375 2722
Chiku.Somaiya@infosys.com

Nilanjan Roy- Profile

Nilanjan Roy has been appointed as Chief Financial Officer (CFO) of Infosys, effective March 1, 2019. He currently serves as the Global Chief Financial Officer of Bharti Airtel Ltd. and is responsible for the finance function across India and Africa. He has held various leadership positions for the last 13 years in Bharti Airtel, prior to which he worked with Unilever for 15 years in their global operations across India, Europe, and the US.

As an established finance leader, Nilanjan has extensive and rich global experience including shareholder value creation, corporate governance, business partnering, mergers and acquisitions, treasury and funding, investor relations, cost management, financial operations, taxation, financial accounting, and reporting.

Nilanjan has a Bachelor of Commerce (Hons.) from Delhi University and is a Chartered Accountant.